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SE 11023905 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUN 26 2012

Washington DC 401

SEC FILE NUMBER
8- 34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Smith & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Lake Bellevue, Suite 340
(No. and Street)

Bellevue	WA	98005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paige Pierce (801) 733-9909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Paige Pierce~~ Karl Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, Inc., as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Chief Executive Officer~~ Chief Financial Officer

Title

Notary Public

CHAD FAUTIN
Notary Public • State of Utah
Commission # 654897
My Commission Expires
April 1, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2012

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2012

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

R. W. SMITH & ASSOCIATES, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
R. W. Smith & Associates, Inc.

We have audited the accompanying statement of financial condition of R. W. Smith & Associates, Inc. as of April 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R. W. Smith & Associates, Inc. as of April 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 4, 2012

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2012

ASSETS

Cash and cash equivalents	$	1,378,590
Receivables:		
Commission receivable		79,920
Other		7,117
Deposit with clearing broker		52,073
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $391,257 (Note 2)		47,499
Prepaid assets and deposits		91,782
	$	**1,656,981**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	24,596
Accounts payable and accrued expenses		211,084
TOTAL LIABILITIES		235,680
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDER'S EQUITY (Note 5):		
Common stock, series A, $0.25 par value, voting, 200,000 shares authorized; 58,419 shares issued and outstanding		14,605
Common stock, series B, no par value, nonvoting 1,500,000 shares authorized; 525,771 shares issued and outstanding		-
Additional paid-in capital		2,839,032
Deficit		(1,432,336)
TOTAL SHAREHOLDER'S EQUITY		1,421,301
	$	**1,656,981**

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

R. W. Smith & Associates, Inc. (the "Company") is registered as a "Fixed income inter dealer broker" as defined in subsection (ii) of Rule 15c-1a2 (ii) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington. In December 2005, ADC Investments, LLC purchased all outstanding shares of the Company. The Company has nine branch offices and transacts business with broker-dealers and dealer-banks and institutions throughout the United States.

Securities transactions

Fixed income transactions are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Dividend income is recorded ex-dividend date and interest income and expense are recorded on the accrual basis.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The Company clears certain of its interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

Furniture, equipment and leasehold improvements

Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Cash and cash equivalents

For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The Company files its own separate tax return, not consolidated with its parent. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes *(concluded)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended April 30, 2012.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at April 30, 2012 consist of the following:

Data processing equipment	$ 302,620
Office equipment	28,100
Office furniture	51,221
Telephone equipment	16,070
Leasehold improvements	40,745
	438,756
Less: accumulated depreciation and amortization	(391,257)
	$ 47,499

NOTE 3 - INCOME TAXES

For the year ended April 30, 2012 the Company carried forward approximately $800,000 of net operating loss. The Company has approximately $1,300,000 of remaining net operating losses expiring through 2028, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $450,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of April 30, 2012 are as follows:

Deferred tax liabilities	$ -
Deferred tax asset:	
Net operating loss	$ 450,000
Valuation allowance for deferred tax asset	(450,000)
	$ -

The valuation allowance for the deferred tax asset was increased by $282,000 during the year ended April 30, 2012.

NOTE 4 - LEASE OBLIGATIONS

The Company leases office space under non-cancelable operating leases expiring through 2012. At April 30, 2012, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2013	$ 163,809
2014	137,665
2015	140,592
2016	135,682
2017	62,502
	$ 640,250

Total rental expense of $253,431, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2012

NOTES TO STATEMENT OF FINANCIAL CONDITION
(concluded)

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2012, the Company had net capital and net capital requirements of $1,274,903 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.18 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - 401(K) PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, that is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees for the plan.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company is involved in activities related to securities transactions with broker-dealers and dealer-banks and other institutions. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, commission receivable, other receivable, deposit with clearing broker, prepaid assets and deposits, due to clearing broker and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.